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                                                                    EXHIBIT 12.1

                          SA TELECOMMUNICATIONS, INC.
        STATEMENT RE. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


    For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss from continuing operations before taxes, plus fixed charges excluding capitalized interest and (ii) fixed charges consist of interest expensed and capitalized, and the interest portion of rent expense. For the years ended December 31, 1992, 1993, 1994, 1995, and 1996 the Company's earnings were insufficient to cover fixed charges by $1,258,000, $970,000, $1,819,000, $1,935,000, and $5,382,000 respectively. For the three months ended March 31, 1996 and 1997, the Company's earnings were insufficient to cover fixed charges by $432,000 and $3,333,000, respectively.